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                                                                    Exhibit 99.1




[VIVENDI UNIVERSAL LOGO]




                                                                  MARCH 15, 2002



           VIVENDI UNIVERSAL TO WITHDRAW FROM ELEKTRIM TELEKOMUNIKACJA


Vivendi Universal today signed a non binding MOU (Memorandum of Understanding) with a consortium of financial investors led by Citigroup Investments. The letter covers the disposal of Vivendi Universal's 49% interest in Elektrim Telekomunikacja, the company that owns 51% of PTC, Poland's leading mobile telephone operator.

The definitive agreements, which are subject to the satisfaction of a number of conditions precedent, are expected to be signed within the next two months.

Vivendi Universal will retain a minority interest in the holding company for the acquisition. Vivendi Universal will be granted a put option and the investors a call option on this interest. The exercise of the two options will ensure that Vivendi Universal is able to completely withdraw from its investment in Elektrim Telekomunikacja in due course.

Vivendi Universal had indicated that its interest in Elektrim Telekomunikacja did not form part of its medium-term core strategy.

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that the signing of a final agreement will not occur or be postponed based on legal due diligence findings or other reasons; the risk that the final agreement may contain terms for Vivendi Universal's withdrawal that are different than those described in this press release; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission. Other than in connection with applicable securities laws, Vivendi Universal is under no obligation to update or revise its forward-looking statements, whether as a result of new information, future events, or otherwise. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal.